Venator Materials Corporation

January 17, 2017

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Huntsman Spin Corporation

Form 10-12B
Filed October 28, 2016
File No. 001-37934

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials Corporation (formerly “Huntsman Spin Corporation”) (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 23, 2016, with respect to Form 10-12B, File No. 001-37934, filed with the Commission on October 28, 2016 (the “Form 10”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to Form 10 (“Amendment No. 1”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”).  Following the original filing of the Information Statement, Huntsman Corporation (“Huntsman”) has determined that the Company will be comprised of the businesses of the Pigments and Additives segment of Huntsman only, as opposed to the businesses of both the Pigments and Additives segment and the Textile Effects segment of Huntsman as reflected in the original filing.  As such, the Information Statement in Amendment No. 1 has been revised to reflect the Pigments and Additives businesses only and to remove Textile Effects businesses from both the financial statements and other disclosures.  For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes since the initial filing of the Form 10.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10 unless otherwise specified.

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January 17, 2017

Exhibit 99.1 to Form 10

General

1.                                      Please include interim financial statements for the period ended September 30, 2016. Please similarly update all financial information throughout your filing. See Rule 3-12(a) of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and have included interim financial statements for the period ended September 30, 2016 in Amendment No. 1.  We have also updated all financial information throughout the filing in accordance with Rule 3-12(a) of Regulation S-X.

2.                                      We note throughout the registration statement, you have omitted information such as the percentage of common represented by the Class B shares. Please include this information with your next amendment or tell us why you are unable to do so.

RESPONSE:

We acknowledge the Staff’s comments and respectfully advise the Staff that the Board of Directors of Huntsman has not yet made a determination as to the percentage of common stock that will be represented by the Class B shares.  In a subsequent amendment to the Form 10, we intend to revise the Information Statement to include information with respect to the percentage of common stock represented by the Class B shares.

3.                                      Please file all material agreements as exhibits to this information statement, including the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Intellectual Property License Agreement, Transition Services Agreement, Master Lease Agreement, Stockholder’s and Registration Rights Agreement and any agreements pursuant to your financing and indebtedness arrangements.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we intend to file all material agreements, or forms of agreements that include all material terms thereof, in a subsequent amendment to the Form 10.

4.                                      We note your disclosure on page 26 and on page 34 about the proposal introduced in the EU to classify TiO2 as potentially carcinogenic and the impact that may have on your product sales. Please broaden your disclosure to discuss the potential litigation liability, if any, associated with such classification. For example, please explain what consideration you have given to providing disclosure relating to:

•                                          company exposure to product liability claims or claims from employees working with this compound;

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•                                          potential indemnification of Huntsman and whether this factored into management’s decision to spin-off;

•                                          liquidity concerns in light of potential liability and levels of post-spin indebtedness that Spinco will assume.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that due consideration was given to the issues raised, however, for the reasons discussed below we do not expect the Company to incur significant liability as a result of the potential classification of TiO2 as potentially carcinogenic, including as a result of product liability claims or claims from employees working with this compound.

As described in the Form 10, in May 2016, the French competent authority (ANSES) submitted a harmonized classification proposal to the European Union Chemicals Agency (ECHA) for titanium dioxide (TiO2) as a category 1B carcinogen (presumed to have carcinogenic potential for humans) by inhalation.  The ANSES proposal is based on the results of inhalation studies conducted more than 20 years ago on rats that were exposed to TiO2 dust levels of up to 250mg/m3 (Lee, K. P. et al. (1985), Lee, K.P. et al. (1986)), levels well above OECD guideline testing levels and up to 25 times the levels to which workers are allowed to be exposed during a normal working day during manufacture and use of TiO2.   It has been conclusively shown by Bermudez, E. (2002), Bermudez, E. et al. (2004), Carlton W.W. (1994), Carter, J.M. et al. (2006), ECETOC (2013), Elder, A. et al. (2005), Green, F.H.Y. (2000), Gregoratto, D. et al. (2010), Gregoratto, D. et al. (2011), Klonne, D.R. et al. (1987), Levy L.S. (1994), Lewis, T.R. et al. (1989), MacFarland, H.N. et al. (1982), Nikula K.J, et al. (1997), Nikula K.J. (2000), Nikula, K.J. et al. (2001), Schultz M. (1996) and Wagner, W.D. et al. (1969) that the response to these lung overload studies with poorly soluble particles is unique to the rat and is not seen in other animal species or humans (Valberg, P.A. et al. (2009), Warheit, D.B. & Frame, S.R. (2006)).  Furthermore, TiO2 has been safely used for many decades in a broad range of products and applications with no evidence of carcinogenic or other adverse human health effects.  Epidemiological studies covering more than 24,000 production workers at 18 TiO2 manufacturing sites over several decades found no increased incidence of lung cancer as a result of workplace exposure to TiO2 (Boffetta, P. et al. (2004), Chen, J.L. & Fayerweather, W.E. (1988), Ellis, E.D. et al. (2010), Ellis, E.D. et al. (2013), Fryzek, J.P. et al. (2003)).  Please see Annex A for full source citations for all studies referenced in this paragraph. The French report inappropriately dismisses the value of these worker health studies and has omitted the inclusion of the most recent study that was provided in the REACH titanium dioxide registration dossier.

As a result, we believe that the French proposal for classification and labelling of TiO2 is unjustified from a toxicological perspective and that the Company does not have significant exposure to product liability claims due to its TiO2 business and that this conclusion will not change even if the proposed classification is adopted.  Therefore, while the classification may increase the number of suits and will thus create some costs, as noted we do not believe the

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ultimate liability will be significant and we do not believe that such liabilities or any associated defense costs will create liquidity concerns for the Company.

Although the Company will indemnify Huntsman for any liabilities related to its TiO2 operations prior to the spin-off, Huntsman’s decision to spin-off its pigments and additives business was not motivated by a desire to transfer these potential product and workplace liabilities to the spin company.   First, as noted above, we do not believe these liabilities are significant.  Second, the French proposal to label TiO2 as carcinogenic was not submitted or publically announced until after May 31, 2016.  Huntsman has been contemplating an exit of the TiO2 business from well before May 2016, as reflected by the following quotes from Peter Huntsman, CEO of Huntsman, in (i) a Huntsman earnings release filed on Form 8-K on October 27, 2015: “Our board of directors has made it clear that we intend to exit the TiO2 business.  We have narrowed our options to just two — one comprises a TiO2 spin to our shareholders and the other option constitutes a more strategic move”; (ii)  a Huntsman press release issued December 1, 2014: “We are also taking steps that will lead to a successful future initial public offering of our Pigments and Additives division”; and (iii) a Huntsman press release issued September 17, 2013: “We plan to further unlock value through a public offering of our new combined Pigments business, which we expect to pursue within two years of completing this acquisition”.

In light of the Staff’s comment we have, however, revised the risk factor on page 30 of the Form 10 to provide additional detail regarding the possible business consequences of a “potentially carcinogenic” classification of TiO2 by the European Commission, as well as note that the Company will indemnify Huntsman for any liability relating to the TiO2 operations prior to the spin-off, consistent with the general principal of the separation agreement to allocate the assets, liabilities and obligations relating to the Pigments and Additives businesses to us in connection with the spin-off.

Reasons for the Spin-off, page 14

5.                                      In the fourth bullet of this section and on page 56, you cite a reason for the spin-off is to “afford each company direct access to the debt and equity capital markets.” However, we note your disclosure on page 19 that the indebtedness you will take on in this transaction “may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to [you].” Please revise this reason for the spin-off to reconcile this disclosure.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe these statements to be inconsistent.  While the separation from Huntsman may initially increase the overall cost of the Company’s debt funding and decrease its overall debt capacity available from other Huntsman businesses, we believe the spinoff will enable the Company to establish an appropriate independent capital structure for its business that will afford it direct access to the debt and equity capital markets. As a stand-alone company, the Company will be able to make decisions with respect to financing its operations and growth strategies without having to compete with other Huntsman businesses for capital and without having to consider its

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own impact on other Huntsman lines of business, which we believe will benefit the Company’s shareholders. In addition, the business of the Company represents a different business and risk profile than that of the other Huntsman businesses and will likely over time attract different investors more aligned with the Company’s profile and financing arrangements more suitable to its profile.

Risks Related to Spin-Off, page 27

6.                                      In bullets 9 and 10 on page 27, you refer to “significant tax liabilities for periods during which Huntsman operated [your] business” and the amount of liabilities that “may be impacted by elections or decisions Huntsman makes on [your] behalf.” We note you include more detail in the risk factors on page 49, however, you have not disclosed why you believe this is a risk. Please disclose whether you have reason to believe the group may have tax liabilities outstanding from prior years and, if so, disclose the source and potential amount of liability, and why there is uncertainty.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. We currently have no reason to believe that we have any unrecorded outstanding tax liabilities from prior years, however due to the inherent complexity of tax law, the many countries in which we operate, and the unpredictable nature of tax authorities, we believe there is inherent uncertainty. Please see page 46 of the Information Statement.

Treatment of Long-Term Incentive Awards for Current and Former Employees, page 65

7.                                      You have described multiple scenarios regarding the conversion of these awards and it appears two scenarios involving converting awards into Class B stock may be relevant for the table of beneficial holders on page 143. Please revise your disclosure to address how you plan to account for the shares of SpinCo held by management and incorporate these into the table.

RESPONSE:

We acknowledge the Staff’s comment and intend to provide the requested disclosures at a future date.  As of the date hereof, the exact conversion of outstanding long-term incentive awards has not yet been determined.  We will provide the revised disclosures in a subsequent amendment to the Form 10 following our approval of the conversion formula that will be applicable to the outstanding long-term incentive awards.

Unaudited Pro Forma Condensed Combined Financial Information , page 75

8.                                      Please note that once you have provided the pro forma financial information, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X.

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RESPONSE:

We intend to include complete pro forma financial information in a subsequent amendment to the Form 10 and acknowledge the Staff’s comment that once pro forma financial information has been provided, the Staff will need sufficient time to review such information and may have additional comments based on our compliance with Article 11 of Regulation S-X.

Management’s Discussion and Analysis of Financial Condition and Results of Operations , page 85

Results of Operations, page 93

9.                                      Please expand your disclosure to discuss the main cost drivers affecting your operating expenses and how those costs impacted your consolidated and segment earnings during each period presented, as well as management’s expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended June 30, 2016, sales on a consolidated basis decreased by 7% yet operating expenses decreased by 22%; however there does not appear to be a robust analysis of the reasons behind this significant decrease in operating expenses. As another example, we note that for the period ended December 31, 2015, sales on a consolidated basis increased by 8% while operating expenses increased by 17% with a similar lack of disclosure around the material drivers impacting such change. As such, your narrative should include a discussion quantifying the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages 89 through 93 of the Information Statement.

10.                               Please expand your disclosures at the segment level for all periods presented to quantify all material factors disclosed that are impacting segment Adjusted EBITDA. Please ensure your disclosures include a robust discussion and analysis about the reasons for the change wherever possible. A few examples of some of the factors disclosed without quantification include but are not limited to:

•                                          For the six months ended June 30, 2016 compared to the six months ended June 30, 2015, segment adjusted EBITDA decreased primarily in the Pigments and Additives segment due to lower margins for TiO2;

•                                          For the six months ended June 30, 2016 compared to the six months ended June 30, 2015, segment adjusted EBITDA in the Textiles segment increased

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primarily due to higher margins from lower material costs and lower selling, general and administrative expenses; and

•                                          For the year ended December 31, 2015 compared to December 31, 2014, segment adjusted EBITDA in the Pigments and Additives segment decreased primarily due to lower contribution margin for TiO2 and the negative impact from the manufacturing disruption at your Uerdingen, Germany facility partially offset by lower fixed costs due to benefits or your restructuring activities.

Please refer to Items 303(a)(3)(i) of Regulation S-X and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly to address the comments relating to the Titanium Dioxide and Performance Additives segments as those businesses will still be contributed to the Company.  We have removed all disclosure regarding the Textile Effects segment as Huntsman no longer contemplates contributing that segment to the Company.  Please see pages 90 through 94 of the Information Statement.

Liquidity and Capital Resources, page 99

11.                               We note your disclosure that after the spin-off, you will not receive any cash contributions from Huntsman or the cash pooling program that you historically had access to and that you expect to enter into new financing agreements prior to the separation that will be used to make a cash distribution to Huntsman as part of the spin-off and repay certain assumed liabilities from Huntsman. We further note that you believe that your future needs for capital expenditures and expenditures and acquisitions will be met by available cash at the distribution date, cash generated from operations and borrowings under the financing arrangements. In light of the fact that the Company has a working capital deficit of $575 million as of June 30, 2016 and $405 million as of December 31, 2015, cash flow from operations that have been less than your capital expenditures in fiscal years 2013 and 2014 and only $20 million and $33 million more than such expenditures for fiscal years 2015 and six months ended June 30, 2016 respectively; it is not apparent whether you have the existing resources needed to fulfill all expected liquidity obligations in 2016. Furthermore, it is not apparent whether such factors or others may be considered known constraints that may impact SpinCo’s ability to obtain all the necessary financing that is anticipated prior to separation. As such, please quantify the expected short term and long term liquidity impact of the expected cash inflows and outflows for readers to fully understand your expected liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

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RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that working capital deficit at September 30, 2016 and December 31, 2015 was impacted by the inclusion of significant working capital amounts from business operations, other than the Pigments & Additives businesses, that will be transferred to Huntsman as part of the corporate reorganization to be completed prior to the effective date of the spin-off.  The unaudited pro forma condensed combined financial information included in the Information Statement includes certain adjustments for the exclusion of these “other businesses.”  Additionally, as noted in footnote (g) of Note 1 to the unaudited pro forma condensed combined balance sheet, prior to the effective date of the spin-off, all outstanding balances with affiliates will be repaid, capitalized or otherwise eliminated. We believe that considering the impact of these adjustments is the most useful perspective for shareholders to be able to evaluate the Company’s working capital at September 30, 2016 and December 31, 2015.  The table that follows highlights these adjustments and excludes working capital amounts from such other businesses (in millions):

	At September 30, 2016
($ in millions)	Historical	Less adjustment for “other businesses”	Less balances with affiliates to be repaid, capitalized or eliminated	Adjusted
Total current assets	$1,571	$(510)	$(261)	$800
Total current liabilities	2,306	(122)	(1,726)	458
Working capital	$(735)			$342

	At December 31, 2015
	Historical	Less adjustment for “other businesses”	Less balances with affiliates to be repaid, capitalized or eliminated	Adjusted
Total current assets	$1,809	$(495)	$(386)	$928
Total current liabilities	2,377	(181)	(1,655)	541
Working capital	$(568)			$387

Pro forma segment adjusted EBITDA for the Titanium Dioxide and Performance Additives segments for the nine months ended September 30, 2016 is presented on page 27 of the Information Statement.  As noted on pages 6 and 106 of the Information Statement, we successfully negotiated consecutive TiO2 price increases, which took effect in the second, third and fourth quarters of 2016, and TZMI estimates that the market price of global high quality TiO2 will continue to increase through the end of 2017.  We anticipate that margins and EBITDA will expand in the near term as the TiO2 industry cycle continues to rebound from its trough.

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We have added more clarity concerning future periods under Items Impacting Short-Term and Long-Term Liquidity, including affirming that we have adequate liquidity to meet our capital needs for the next twelve months, as well additional color around what our expected capital needs will be over that period.  Please see pages 94 and 95 of the Information Statement. Additionally, in a subsequent amendment to the Form 10 after we have finalized our financing arrangements, we will include additional detail about those arrangements, including the asset-based lending facility intended to provide adequate liquidity to the business. As stated in the Form 10, we expect that these financing arrangements, together with cash balances and operating cash flows, will provide adequate liquidity to meet all liquidity obligations.

We do not believe that there are other known constraints that may impact the Company’s ability to obtain all the necessary financing that is anticipated prior to the effective date of the spinoff.

12.                               Please revise your disclosures to also include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction once known.

RESPONSE:

We acknowledge the Staff’s comment and expanded the footnote to include a description summarizing the new indebtedness to be incurred in connection with the spinoff and respectfully advise the Staff that in a subsequent amendment to the Form 10, we will revise the Information Statement to include additional details when such information is known.

Executive Compensation, page 141

13.                               At a minimum, compensation disclosure is required for the most recently completed fiscal year pursuant to the requirements of Item 6 of Form 10 and Item 402 of Regulation S-K. Please revise your disclosure accordingly. In your supplemental response, please advise us whether additional years of compensation information are required to be presented. In forming your analysis, please specifically address the topics contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that no historical compensation information, including for the most recently completed fiscal year, is required to be reported for individuals that are expected to become the Company’s named executive officers (the “NEOs”).

Item 6 of Form 10 requires a registrant to furnish information required by Item 402 of Regulation S-K. We acknowledge that Item 402(c) of Regulation S-K generally requires a registrant to report compensation relating to the last three completed fiscal years within the Summary Compensation Table. Instruction 1 to Item 402(c) of Regulation S-K may reduce the time period that a registrant must report compensation by providing that a registrant will not be required to report information with respect to fiscal years prior to the last completed fiscal year if the registrant was not a reporting company during such a year (unless such information has been previously required within an SEC filing).  The result of Instruction 1 to Item 402(c) of Regulation S-K, where applicable, is that a newly reporting company only has to report information with respect to the last completed fiscal year prior to the filing of its registration statement.  However, the Company has determined that Instruction 1 to Item 402(c) of Regulation S-K is not applicable to the Company in light of the additional guidance found within the Staff’s Regulation S-K Compliance and Disclosure Interpretations (“C&DIs”).

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C&DI 217.03 generally states that a subsidiary of a public company that is going public will not report any historical compensation with respect to the subsidiary’s NEOs that were previously officers of the parent, even where in some cases all of the work that they did for the parent related to the subsidiary.  The subsidiary in C&DI 217.03 was not required to begin reporting compensation until its IPO date and was not required to include compensation previously awarded by the parent company in its registration statement.  Likewise, the Company will be a subsidiary of Huntsman prior to the spin-off and will become a public company in connection with the spin transaction. All compensation previously awarded to the NEOs for their services that would be reported in the Summary Compensation Table has been paid or otherwise provided by Huntsman. Even though the officers in C&DI 217.03 provided all of their services to the subsidiary prior to the IPO, the subsidiary was not required to provide compensation information with respect to those individuals until the date that the subsidiary itself was a publicly reporting company.  Two of the Company’s NEOs have provided services to Huntsman generally across all of its operating segments prior to the spin-off, while the remaining NEO provided his services to Huntsman generally with respect to the assets that will be contributed to the Company. Thus the direct relationship of two of the Company’s NEOs to the Company are even less significant than the relationship that was noted within C&DI 217.03. Because the facts related to the Company’s spin-off are sufficiently comparable to the situation described within C&DI 217.03, it is appropriate to rely upon its principles in determining the Company’s compensation disclosure obligations.

In addition we believe C&DI 217.01 is applicable to the Company.  C&DI 217.01 states that in determining whether disclosure of compensation before the spin-off is necessary, the registrant should consider whether it was a separate division before the spin-off and whether there was continuity of management. As noted on page 141 of our previous filing, the Company is a newly formed company that was formed to hold various Huntsman assets relating to the Pigments & Additives segment of Huntsman.  Two of the three individuals that we expect to become the Company’s NEOs have not historically provided management services to the combined assets that will be contributed to the Company nor have the three expected NEOs historically acted as a management team. Instead, two of the Company NEOs have provided services to Huntsman generally across all of its operating segments prior to the spin-off, while the remaining NEO has provided his services to Huntsman with respect to the assets that will be contributed to the Company.  As a result, two individuals that we expect to become the Company’s NEOs following the spin-off are not the same and are not expected to provide the same type of services to the Company as were provided prior to the spin-off, and historically provided substantial services to Huntsman generally across all of its operating segments.  These facts are in direct contrast to the situation described within C&DI 217.01 that indicated historical compensation disclosures would be required.  Therefore, the Company believes that C&DI 217.01 applies to treat the spin-off as an IPO for a new registrant.

We further note that neither C&DI 217.01 nor 217.03 define or limit discussions to the term “historical compensation” or otherwise refer to the more formal time periods described within Item 402(c) of Regulation S-K or Instruction 1 to Item 402(c) of Regulation S-K.  C&DI 217.03 states that compensation reporting would not be required prior to the IPO date for any subsidiary of a public company that is going public, much like C&DI 217.01 states that whether

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disclosure of compensation before the spin-off is necessary should be determined based on consideration of the particular facts and circumstances as described therein.  Therefore we respectfully submit that the requirement to provide one year of historical compensation, which applies to a newly reporting company pursuant to Instruction 1 to Item 402(c) of Regulation S-K, does not apply to the Company due to the Staff’s guidance within the applicable C&DIs, which provide that compensation disclosure is not required prior to the spin-off and the time the spun-off registrant becomes a public reporting company.  In accordance with the requirements of C&DI 217.01 and 217.03, the Company will begin reporting the compensation of its NEOs for services rendered to the Company and its subsidiaries for periods commencing on and after the date of completion of the spin-off.

Report of Independent Registered Public Accounting Firm, page F-2

14.                               The Report of Independent Registered Public Accounting Firm does not include the city and state where the report was issued as required by Rule 2-02 of Regulation S-X. Please provide an updated report in an amended filing.

RESPONSE:

We acknowledged the Staff’s comment and have revised the Information Statement accordingly.  Please see pages F-2 and F-25 of the Information Statement.

Note 7. Variable Interest Entities, page F-42

15.                               We note that you hold variable interests in three joint ventures for which you are considered the primary beneficiary and as such consolidate those entities in your financial results. We further note that you also present the assets and liabilities of the VIEs separately on the face of the balance sheet. Please expand your disclosures to indicate how your involvement with the VIEs also affects your financial performance and cash flows for each of the periods presented. In providing your response please quantify the amount of revenues generated by the VIEs that are reflected in your consolidated numbers for each of the periods presented. See ASC 810-10-50-2AA.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages F-14 and F-44 of the Information Statement.

Note 11. Restructuring, Impairment and Plant Closing Costs

16.                               We note your disclosures related to the various restructuring programs that SpinCo has initiated. Please expand your disclosures for your restructuring actions to also provide the total amount expected to be incurred as required by ASC 420-10-50-1.b.1. In that regard we note your disclosures in your MD&A that you expect to incur additional charges following the spin-off under your 2011 Textiles effects program, the 2014 global competitiveness program in your Pigments and Additives segment and

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your “black end” manufacturing and ancillary activities restructuring program at the Calais, France site. Additionally, please expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly.  Please see pages 100, F-15 through F-16 and F-48 of the Information Statement.

Note 18. Income Taxes, page F-52

17.                               We note that you present a net deferred tax asset position of $231 million and $239 million for the years ended December 31, 2015 and December 31, 2014 respectively. However, we also note that you have generated losses before income taxes over the past three years and for the six months ended June 30, 2016. Please tell us and revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Valuation allowances are determined on a tax jurisdiction by jurisdiction basis. While the Company has generated consolidated losses before income taxes over the past three years, certain jurisdictions including Brazil, China, Finland, Germany and Singapore are profitable and recognize net deferred tax assets. Please see page F-56 of the Information Statement.

Note 24. Operating Segment Information, page F-72

18.                               Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures that you appear to sell products across multiple product lines.

RESPONSE:

As noted previously, the Information Statement in Amendment No. 1 has been revised to reflect the Pigments and Additives businesses only and to remove Textile Effects from both the financial statements and other disclosures. In addition, we have revised our operating segments disclosure to reflect how the business is viewed by the newly appointed chief operating decision maker of the Company. As a result of this revision we are now separately disclosing sales of

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TiO2, the product that is the focus of our investors, which makes up 73% (2015), 91% (2014) and 100% (2013) of the sales of the businesses that will be contributed to the Company. We have considered disclosure requirements of ASC 280-10-50-40 and believe that the products of the Pigments and Additives businesses are substantially similar and our revised disclosure, which separates sales of TiO2, provides meaningful information to the investor.  Please see pages F-73 and F-74 of the Information Statement.

19.                               Your table on page F-74 indicates that sales to customers in Other nations around the world comprised approximately 57%, 61% and 64% of your total revenues for the years ended December 31, 2015, and December 31, 2014, and December 31, 2013 respectively. Please tell us how you considered ASC 280-10-50-41(a) and supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within the rest of the world for any of the periods presented.

RESPONSE:

In response to the Staff’s comment, as the Company will now be comprised of the businesses of the Pigments and Additives segment of Huntsman only, we revised the Information Statement to include revenues from external customers by geographic area in which the revenues were equal to and greater than 5%, which includes four more nations—the United Kingdom, Italy, France and Brazil—and excludes India. Please see page F-75 of the Information Statement.  With the disclosure revision of revenues by geographic area, it should be noted that the remaining revenues from external customers are represented by approximately 125 other individual nations, each of which has been determined to be immaterial.

*                                         *                                         *                                         *                                         *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2194.

Very truly yours,

HUNTSMAN SPIN CORPORATION

By:	/s/ Simon Turner
Name:	Simon Turner
Title:	President and Chief Executive Officer

Enclosures

cc:                                Russ R. Stolle (Huntsman Corporation)

Sarah K. Morgan (Vinson & Elkins L.L.P.)

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January 17, 2017

Annex A, Page 1

Annex A

Studies used by ANSES and ECHA as the Basis for CLH Classification

Lee, K. P. et al. (1985): Pulmonary response of rats exposed to titanium dioxide (TiO2) by inhalation for two years, Toxicol Appl Pharmacol 79, 179-182

Lee, K.P. et al. (1986): Pulmonary response to impaired lung clearance in rats following excessive TiO2 dust deposition, Environmental Research 41, 144-167

Species differences — Papers Demonstrating the Unique Response of the Rat to Poorly Soluble Particles like TiO2

Bermudez, E. (2002): Long-term pulmonary responses of three laboratory rodent species to subchronic inhalation of pigmentary titanium dioxide particles, Toxicol Sci 70, 86-97

Bermudez, E. et al. (2004): Pulmonary responses of mice, rats, and hamsters to subchronic inhalation of ultrafine titanium dioxide particles, Toxicol Sci 77, 347-357

Carlton W.W. (1994): “Proliferative keratin Cyst”, a lesion in the lungs of rats following chronic exposure to para-aramid fibrils, Fundamental Appl. Toxicol. 23, 304-307

Carter, J.M. et al. (2006): A comparative dose-related response of several key pro- and antiinflammatory mediators in the lungs of rats, mice, and hamsters after subchronic inhalation of carbon black, J Occup Environ Med 48, 1265-1278

ECETOC (2013): Poorly Soluble Particles/Lung Overload, European Centre for Ecotoxicology and Toxicology of Chemicals, Technical Report No. 122

Elder, A. et al. (2005): Effects of subchronically inhaled carbon black in three species, I. Retention kinetics, lung inflammation, and histopathology, Toxicol Sci. 88(2), 614-29

Green, F.H.Y. (2000): Pulmonary responses to inhaled poorly soluble particulate in the human, Inhal. Toxicol 12, 59-95

Gregoratto, D. et al. (2010): Modelling particle retention in the alveolar-interstitial region of the human lungs, Journal of radiological protection 30, 491–512

Gregoratto, D. et al. (2011): Particle clearance in the alveolar-interstitial region of the human lungs: model validation, Radiat Prot Dosimetry 144, 353–356

Klonne, D.R. et al. (1987): Two-year inhalation toxicity study of petroleum coke in rats and monkeys, Am. J Ind. Med 11, 375-389

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Levy L.S. (1994): Squamous Lung Lesions Associated with Chronic Exposure by Inhalation of Rats to p-Aramid Fibrils (Fine Fiber Dust) and to Titanium Dioxide: Findings of a Pathology Workshop,

Lewis, T.R. et al. (1989): A chronic inhalation toxicity study of diesel engine emission and coal dust, alone and combined, J. Am Coll. Toxicol 8, 345-375

MacFarland, H.N. et al. (1982): Long-term inhalation studies with raw and processed shale dusts, Ann. Occup. Hyg. 26, 213-224

Nikula K.J, et al. (1997): Lung tissue responses and sites of particle retention differ between rats and cynomolgus monkeys exposed chronically to diesel exhaust and coal dust, Fundam Appl Toxicol 37, 37-53

Nikula K.J. (2000): Rat lung tumors induced by exposure to selected poorly soluble nonfibrous particles, Inhalat Toxicol 12, 97—119

Nikula, K.J. et al. (2001): Influence of exposure concentrations or dose on the distribution of particulate material in rat and human lungs, Environ. Health Perspect 109, 311-318

Schultz M. (1996): Comparative pathology of dust-induced pulmonary lesions: Significance of animal studies to humans, Inhalation Toxicology 8, 433-456

Wagner, W.D. et al. (1969): Comparative chronic inhalation toxicity of beryllium ores, bertrandite and beryl, with production of pulmonary tumors by beryl, Toxicol Appl. Pharmacol. 15, 10-29

Studies that Demonstrate that Rat Results Cannot be Extrapolated to Humans

Valberg, P.A. et al. (2009): Are rats results from intratracheal instillation of 19 granular dusts a reliable basis for predicting cancer risk?, Reg. Toxicol Pharmacol. 54, 72-83

Warheit, D.B. & Frame, S.R. (2006): Characterization and reclassification of titanium dioxide-related pulmonary lesions, J Occup Environ Med 48, 1308-1313

Epidemiology Studies

Boffetta, P. et al. (2004): Mortality among workers employed in the titanium dioxide production industry in Europe, Cancer Causes Control. 15, 697-706

Chen, J.L. & Fayerweather, W.E. (1988): Epidemiologic study of workers exposed to titanium dioxide, J Occup Med 30, 937-942

Ellis, E.D. et al. (2010): Mortality among titanium dioxide workers at three DuPont plants, J Occup Environ Med. 52(3), 303-9

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Ellis, E.D. et al. (2013): Occupational exposure and mortality among workers at three titanium dioxide plants, Am J Ind Med 56, 282-291

Fryzek, J.P. et al. (2003): A Cohort Mortality Study Among Titanium Dioxide Manufacturing Workers in the United States, J Occup. Environ. Med 45, 400-409

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